107 Northeastern Blvd. | Nashua, NH 03062 | Tel: 603-324-3000 | Fax: 603-324-3009
January 8, 2009
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Kronforst

Re:	Skillsoft Public Limited Company
Form 10-K for the Fiscal Year Ended January 31, 2008
Filed March 31, 2008
Form 10-K/A for Fiscal Year Ended January 31, 2008
Filed May 23, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 9, 2008
File No. 0-25674
Ladies and Gentlemen:
On behalf of Skillsoft Public Limited Company (the “Company”), I am writing in response to comments contained in the letter dated December 23, 2008 (the “Letter”) from Mark Kronforst of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K for the Fiscal Year Ended January 31, 2008
Item 1. Business
General
1.	You state on page 18 in your Form 10-K that your office in the U.K. serves as the hub of your Europe and Middle East sales operations. Iran, Syria, and Sudan, countries located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding your contacts with Iran, Syria, or Sudan.

Securities and Exchange Commission
January 8, 2009

Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:	The Company informs the Staff that it has not made any sales directly to customers located in Iran, Syria or Sudan and the Company blocks access to its technology platforms from any IP address with an Iranian, Syrian or Sudanese country code. In addition, the Company has no knowledge of any indirect sales of its products to customers in Iran, Syria or Sudan. The Company does not anticipate doing business, whether through direct or indirect arrangements, with or in these countries.
Proprietary Rights, page 21
2.	You indicate that proprietary technology forms an important part of your courseware offerings. Please tell us whether you are significantly dependent on one or more of the patents or licenses you reference. If so, you should discuss the importance and the duration of your current patents and/or licenses. See Item 101(c)(1)(iv) of Regulation S-K.
Response:	The Company informs the Staff that there is no single patent or license, or group of related patents or licenses, upon which the Company is significantly dependent or which it deems material to the understanding of its business.
3.	Your disclosure indicates that you license certain technologies from third parties as well as content for your Books24x7 product offerings. Clarify whether you are substantially dependent upon these technologies or this particular content; if so, in the future, please more fully discuss this aspect of your business. Further, please explain why you have not filed any agreements relating to these technologies or these product offerings. We do note your risk factor disclosure stating that you do not have long-term contacts or arrangements with other providers.
Response:	The Company informs the Staff that it is not substantially dependent on any of the technology it licenses from third parties or any of the content for its Books24x7 product offerings that it licenses from third party publishers. Competitive alternatives exist for each of the technologies licensed by the Company and the Company licenses content from over 300 publishers.

With respect to the Staff’s comment regarding the filing of agreements covering the above referenced licenses, the Company informs the Staff that it analyzes each of its agreements for materiality when it enters into

Securities and Exchange Commission
January 8, 2009

the agreement. The Company has determined that none of these license agreements is a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Such agreements are the kind that ordinarily accompany the kind of business conducted by the Company, and none of these agreements fall within any of the enumerated categories under Item 601(b)(10)(ii) that would disqualify them from the ordinary course exception.
Form 10-K/A for the Fiscal Year Ended January 31, 2008
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 3
4.	In future filings, please elaborate on the role of Mr. Moran in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.
Response:	The Company will consider and comply with this comment in future filings that include a Compensation Discussion and Analysis.
Cash Incentive Bonuses, page 5
5.	You state that the quarterly bonuses under the fiscal 2008 executive incentive compensation program were based on, among other things, bookings objectives, that you do not publicly disclosure your bookings and that you consider your bookings targets to be confidential information. We presume that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels and that you have a competitive harm analysis. In future filings, clarify how difficult it will be for the executives or how likely it will be for the company to achieve.
Response:	The Company will consider and comply with this comment in future filings that include a Compensation Discussion and Analysis.
Share Options, page 7
6.	You state that in December 2006, the Committee approved significant option grants to your named executive officers, which you discussed in the CD&A section included in your 2007 proxy statement. While no options were granted in fiscal 2008, in future filings, consider whether you should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for a given fiscal year, which would include options granted in prior years that vest during the period for which compensation is being reported. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
January 8, 2009

You indicate that in determining the size of option grants to your named executive officers the Committee considered, among other things, share ownership of executives in your benchmarking peer group, corporate performance, executive performance, recommendations of management and Compensia and the goal of setting equity compensation at the 75th percentile of your peer group. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
Response:	The Company will consider and comply with this comment in future filings that include a Compensation Discussion and Analysis.
7.	In future filings, please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See item 402(b)(2)(vii) of Regulation S-K.
Response:	The Company will consider and comply with this comment in future filings that include a Compensation Discussion and Analysis.
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Condensed Consolidated Statements of Cash Flows, page 5
8.	Please explain to us how you considered paragraph 28 of SFAS 95 that requires you to reconcile cash flow from operating activities to net income.
Response:	The Company believes that it has considered and appropriately applied paragraph 28 of SFAS 95 in the preparation of its statement of cash flows reported on Form 10-Q for the fiscal quarter ended October 31, 2008. The Company has prepared a condensed statement of cash flows in accordance with Regulation S-X, Article 10, Regulation 210.10-01 for interim financial statements. As required under part (a) of paragraph 28, the Company adjusted net income to remove the effects of all deferrals of past operating cash receipts and payments, such as changes during the period in deferred revenue, as well as all accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables. These adjustments were primarily reflected under the caption Changes in current assets and liabilities, net of acquisitions

Securities and Exchange Commission
January 8, 2009

reported in the cash flows from operating activities in the Company’s condensed consolidated statement of cash flows. Changes in balances were separately disclosed for accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, deferred revenue and deferred tax.

Additionally, certain non-cash items described in part (b) of paragraph 28 were reflected under the caption Adjustments to reconcile net income from continuing operations reported in the cash flows from operating activities cash flow segment in the Company’s condensed consolidated statement of cash flows. The cash flow effect of discontinued operations was reported as a separate line item after financing activities captioned Change in cash from discontinued operations in accordance with Footnote 10 of SFAS 95. The separate disclosure of discontinued operations allows the Company to reconcile net income from continuing operations as opposed to net income to cash flow provided from operating activities.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended October 31, 2008 Versus Three Months Ended October 31, 2007
Revenue, page 22
9.	We note that you have identified non-cancelable backlog as a “key business metric.” We further note that the disclosures regarding this metric remain unchanged from your fiscal 2008 Form 10-K to your most recent Form 10-Q. Please tell us why these disclosures are not updated given the measure’s significance.
Response:	The Company believes that non-cancelable backlog is an important business metric because it provides investors with meaningful information regarding the Company’s future revenue and it enables investors to assess the revenue projections provided by the Company. It has long been the Company’s policy to disclose non-cancelable backlog only as of the end of its fiscal year, for several reasons. First, the Company publicly provides revenue projections for its current fiscal year, and for the upcoming fiscal quarter, but not for the upcoming 12 months (except at the beginning of a fiscal year). Accordingly, a 12-month backlog figure is more important to investors as of the end of a fiscal year, when it can be correlated to the Company’s revenue projection for the next fiscal year, than as of the end of each quarter, when the Company does not provide a revenue projection for the upcoming 12 months. Second, the Company typically receives between 40% and 50% of its annual orders during the fourth fiscal quarter, so fiscal year end is the most significant measuring point for its backlog. Finally, the Company believes that reporting

Securities and Exchange Commission
January 8, 2009

backlog more frequently than once per year would disclose backlog numbers that are affected more by random fluctuations in the timing of orders than by any trends in its business, and could thus represent a misleading depiction of its business.
10.	Please tell us whether you believe it would be useful for investors to understand the cash collection status of the amount identified as scheduled to be amortized into revenue during the next fiscal year. If you do not believe that it would be useful for investors to understand the extent to which this expected future revenue has been collected in cash, please explain why.
Response:	The Company informs the Staff that it has included disclosure regarding days sales outstanding (“DSOs”), which the Company believes to be an appropriate proxy for its cash collection status, in the Company’s annual and quarterly earnings releases, which are filed with the Commission. Additionally, the Company disclosed in its condensed consolidated statements of cash flows its (recovery of) or provision for bad debts, which was ($0.2) million and $0.5 million for the nine months ended October 31, 2008 and 2007, respectively, reflecting a change of less than 1% in accounts receivable balances for both periods. The Company’s cash collection rates are strong, as evidenced by its bad debt exposure compared to its change in receivables.

The Company does not believe that collected deferred (unamortized) revenue is a useful indicator to investors because the Company’s licenses are generally paid either quarterly in advance or annually in advance (within 30 to 60 days) in accordance with the Company’s billing practices, which are outlined under its Revenue Recognition policy in Note 4 to the financial statements in the Company’s Form 10-Q for the fiscal quarter ended October 31, 2008.

On account of the Company’s historically strong cash collection performance and its disclosure of DSOs, the Company respectfully submits that it does not believe that additional disclosure regarding collection of the amount scheduled to be amortized into revenue would be meaningful to an understanding of the Company’s financial performance.
Liquidity and Capital Resources, page 28
11.	We note that you attribute the decrease in accounts receivable and deferred revenue, represented as line items within your statements of cash flows, to the seasonality of your business. This brief, recurring disclosure implies that such seasonality is routine and relatively consistent each year. However, the decrease in accounts receivable reported within your statements of cash flows for the nine months ended October 31, 2008 is over 2.5 times that of the corresponding period in 2007. Similarly, the decrease in deferred revenue is more than double that of the prior period. Please explain to us the reasons for

Securities and Exchange Commission
January 8, 2009

these significant fluctuations and why you believe that attributing them to seasonality without any further clarifying information is sufficient disclosure.
Response:	The Company informs the Staff that from quarter to quarter, the fluctuation in accounts receivable and deferred revenue is primarily due to the seasonality of the Company’s business. Approximately 40% to 50% of the Company’s annual billings occur in the fourth fiscal quarter and as a result, a substantial amount of those collections occur in the first and second fiscal quarters of the following fiscal year. In addition, a substantial portion of the Company’s revenue arrangements are booked and/or renewed during the fourth fiscal quarter, which triggers an annual (or quarterly) billing and corresponding deferred revenue. Therefore, accounts receivable levels traditionally are lower in interim periods than at year-end and cash flow statements at the interim period reflect collections on invoices sent in the fourth quarter of the preceding fiscal year.

The significant change in accounts receivable and deferred revenue balances for the nine months ended October 31, 2008 as compared to the nine months ended October 31, 2007 is almost entirely due to the acquisition of NETg, which occurred in the fiscal quarter ended April 30, 2007.

Reported accounts receivable balances were as follows (amounts in millions):

	Pre-Acquisition	Post-Acquisition
	FYE07	Q3 FY08	FYE08	Q3 FY09
	1/31/07	10/31/07	1/31/08	10/31/08

Accounts receivable	$94.3	$94.2	$171.7	$72.6
Cash flow change*	$(7.0)	$36.3	$(43.3)	$92.8

*	The difference in the period end balances and the amount reported on the statement of cash flows is due to foreign currency exchange impact.
The decrease in accounts receivable reported in the statement of cash flows for the nine months ended October 31, 2008 (fiscal 2009) as compared to the period ended October 31, 2007 (fiscal 2008) is primarily due to the timing of the Company’s acquisition of NETg on May 14, 2007 (fiscal 2008). The Company’s accounts receivable balance as of October 31, 2007 (post-acquisition) as compared to the balance as of January 31, 2007 (pre-acquisition) appears flat, but actually reflects a decrease due to the seasonality of billings offset by an increase in the incremental post acquisition billings of the combined companies.

Securities and Exchange Commission
January 8, 2009

The deferred revenue balances were reported as follows (amounts in millions):

	Pre-Acquisition	Post-Acquisition
	FYE07	Q3 FY08	FYE08	Q3 FY09
	1/31/07	10/31/07	1/31/08	10/31/08

Deferred revenue	$146.0	$104.6	$219.2	$142.6
Cash flow change	$7.6	$(33.7)	$45.5	$(68.6)
As illustrated above and consistent with the accounts receivable discussion above, the changes in deferred revenue reflect both the incremental acquisition billings and the seasonality of the fourth fiscal quarter billings.
The Company believes that it has provided the appropriate disclosures necessary for investors to understand the Company’s statement of cash flows with respect to the NETg acquisition as the Company has provided a description of this change in its business in both Note 1 and Note 7 to the Company’s financial statements in its Form 10-Q for the quarter ended October 31, 2008. With respect to the Company’s Form 10-Q for the quarter ended October 31, 2007, the Company has provided a description of this change in its business in Note 1 and Note 6 to its financial statements as well as in the liquidity and capital resources section of its management's discussion and analysis. Additionally, the Company has disclosed the NETg acquisition in the notes to its financial statements and the management's discussion and analysis section of the Company’s Form 10-K for the fiscal year ended January 31, 2008.
* * *
As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at (603) 324-3000 or Patrick Rondeau of WilmerHale, the Company’s outside counsel, at (617) 526-6670.
Very truly yours,

Securities and Exchange Commission
January 8, 2009

/s/ Charles E. Moran
Charles E. Moran
President and Chief Executive Officer

cc:	Marc Thomas Michael Johnson Barbara Jacobs Patrick Rondeau